COLUMBIA FUNDS SERIES TRUST I

290 Congress Street

Boston, MA 02210

February 16, 2023

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the Registrant) Columbia Intermediate Duration Municipal Bond Fund	Post-Effective Amendment No. 401 (the Filing) File No. 2-99356 / 811-04367

Dear Mr. Cowan:

This letter responds to comments received from the staff of the Securities and Exchange Commission (the Staff) on January 24, 2023 for the Filing filed by and on behalf of the Registrant on behalf of its series, Columbia Intermediate Duration Municipal Bond Fund (the Fund).

Comments and responses are outlined below.

PROSPECTUS COMMENTS:

Summary of the Fund—Fees and Expenses of the Fund

Comment 1:	At least five business days prior to the effective date, please provide the completed Annual Fund Operating Expenses table in the correspondence filing responding to Staff comments.

Response:	See Exhibit A to this letter for the completed Annual Fund Operating Expenses table for the Fund.

Summary of the Fund—Portfolio Turnover

Comment 2:	If the portfolio repositioning as a result of the changes in the Fund’s principal investment strategies will result in more portfolio turnover, please disclose this in the portfolio turnover risk.

Please also add disclosure, if true, that existing and new shareholders who purchase Fund shares may have adverse tax consequences due to the repositioning.

Finally, in the SAI, please add disclosure regarding anticipated variation in the turnover rate (Item 16(e)).

Response:	The portfolio repositioning as a result of the changes in the Fund’s principal investment strategies is not anticipated to result in a significant change in the portfolio turnover rate and, therefore, additional disclosure with regard to portfolio turnover risk in the prospectus and anticipated variation in the turnover rate in the SAI will not be added at this time.

Summary of the Fund—Principal Risks

(Revisions will be reflected in corresponding disclosure in the More Information About the Fund section, as necessary.)

Comment 3:	In the first sentence of the first paragraph under Principal Risks, please delete “among others” if this is the Fund’s way of indicating the most significant risks in its alphabetical ordering.

Response:	We have considered the Staff’s comment and respectfully decline to make the change. As there are other Principal Risks discussed in the Fund’s prospectus, the Fund does not wish to state or imply that the several risks mentioned in the Principal Risks’ introductory paragraph are the only Principal Risks of the Fund. An investor can take away that the Fund has highlighted for reference certain Principal Risks, but there are others.

Comment 4:	In the Principal Risks discussion of Interest Rate Risk, please update to reflect the current market environment as the Federal Reserve has in fact increased interest rates to fight inflation.

Response:	The Registrant has reviewed the disclosure and made changes accordingly.

Comment 5:	In the Principal Risks discussion of Municipal Securities Risk, be more specific of risks of investments in any particular jurisdiction (for example, Puerto Rico) experiencing financial distress.

Response:	The Fund does not have, nor does it anticipate having in the coming year, material exposure to any such jurisdictions and, therefore, the requested disclosure will not be added at this time.

Summary of the Fund—Performance Information

Comment 6:	In the second paragraph of the Performance Information section, why was the following marked disclosure deleted? “The returns shown for each such share class include the returns of the Fund’s Class Inst shares ~~(adjusted to reflect the higher class-related operating expenses of such share classes, where applicable)~~ for periods prior to its inception date. ~~Share classes with expenses that are higher than Class Inst shares will have performance that is lower than Class Inst shares.~~”

Response:	The referenced disclosure was removed because it was determined to be not applicable to the Fund.

More Information About the Fund—Principal Investment Strategies

Comment 7:	Include a brief summary of the Fund’s security identification, evaluation, and selection approach in the Summary of the Fund section.

Response:	After careful consideration, the Registrant has determined to leave the disclosure in the More Information About the Fund section and the Summary of the Fund section as is, as the Registrant believes that such disclosure is consistent with Form N-1A.

Comment 8:	In the fourth paragraph of the Principal Investment Strategies, discuss how these factors/criteria are weighted.

Response:	The Fund is actively managed and the portfolio managers do not apply weights to particular factors.

Comment 9:	In the sixth paragraph of the Principal Investment Strategies, please specify the 80% fundamental policy that this statement pertains to. Additionally, ensure that it is clear in the SAI.

Response:	After careful consideration, the Registrant views that the current disclosure is clear in that shareholder approval pertains to the Fund’s investment policy with respect to 80% of its “net assets” vs. the non-fundament 80% policy that is based on “total assets” and, therefore, no changes will be made at this time.

More Information About the Fund—Principal Risks

Comment 10:	Please note that, other than Active Management Risk, Credit Risk, High-Yield Investment Risk, Market Risk and Municipal Securities Risk, the risk disclosure in the More Information About the Fund section is identical to the risk disclosure in the Summary of the Fund section. Please revise so that the Summary will be consistent with Item 4(b)(1)(i).

Response:	We appreciate the Staff’s comment and have reviewed IM Guidance 2014-08. In our view, the disclosure of principal risks and principal investment strategies of investing in the Fund in response to Item 4 accurately summarizes the key information that is important to an investor decision, and we do not believe the Item 4 disclosure reflects long, complex and detailed descriptions of principal risks and principal investment strategies that are dense and not user-friendly, as discussed in IM Guidance 2014-08. Certain principal risk and principal investment strategy disclosures provided in response to Item 9 are identical to those provided in response to Item 4 which reflects our view that, in such instances, expanding on the key information provided in response to Item 4 would not add significant incremental benefit to making an investment decision. While we understand that information disclosed in response to Item 4 need not be repeated in response to Item 9, we believe omitting such information in response to Item 9 could result in investor confusion and misunderstanding of the principal risks and principal investment strategies of investing in the Fund.

More Information About the Fund—Additional Investment Strategies and Policies

Comment 11:	The Staff encourages funds to disclose non-principal risks (and non-principal investment strategies) in the fund’s statement of additional information rather than in the fund’s prospectus. The Staff believes that including this disclosure in the prospectus may overwhelm other important information. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response:	After giving consideration to the comment, the Registrant elects to include certain information, including certain investment strategies and the risks thereof that are not principal investment strategies of the Fund, in the prospectus in accordance with General Instruction C.3(b) of Form N-1A.

STATEMENT OF ADDITIONAL INFORMATION (SAI) COMMENTS:

SAI Cover Page

Comment 12:	For Exhibit (j), because the SAI incorporates by reference the annual report, which includes audited financial statements for other funds in the three Trusts, please include a consent of the Independent Registered Public Accounting Firm as an exhibit to this filing. Otherwise, please delete the incorporated by reference language noted in the SAI as to other funds not amended by this registration statement.

Response:	Section 7(a) of the Securities Act provides that “[i]f any accountant . . . is named as having prepared or certified any part of the registration statement, or is named as having prepared or certified a report . . . for use in connection with the registration statement, the written consent of such person shall be filed with the registration statement.” Rule 439(a) under the Securities Act provides that “[i]f the Act or the rules and regulations of the Commission require the filing of a written consent to the use of any material in connection with the registration statement, such consent shall be filed as an exhibit to the registration statement even though the material is incorporated therein by reference.” The Columbia Funds’ practice with respect to auditor consents is consistent with these requirements. The Statement of Additional Information includes the Fund, which intends to file a post-effective amendment to its registration statement pursuant to Rule 485 under the Securities Act as well as other series of the Registrant that are not amending their registration statement (Other Funds). An auditor’s consent will be filed as an exhibit in the 485(b) submission of the registration statement for the Fund. Likewise, when the Other Funds previously filed a post-effective amendment to the registration statement pursuant to Rule 485, an auditor’s consent was filed as an exhibit. With respect to the Other Funds, the reference in the Statement of Additional Information to the auditor is not being made in connection with the registration statement because they are not filing an amendment to the registration statement – the Other Funds will be filing the Statement of Additional Information pursuant to Rule 497 under the Securities Act. Therefore, an additional filing of the auditor consent is not required and does not warrant any additional cost or burden to the Other Funds of securing and filing such consent in addition to the consent filed when they filed their most recent post-effective amendment to the registration statement.

Fundamental and Non-fundamental Investment Policies—Fundamental Policies

Comment 13:	In the Concentration – D section of Fundamental Policies, please clarify how the Fund will implement its concentration policy (D15) with respect to investments in any private activity municipal debt securities issued by non-governmental entities.

Please note that a fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policies.

Alternatively, a fund can provide an exception for these private activity municipal securities as follows: “other than municipal securities backed principally from the assets and revenues of non-governmental users.”

Response:	SEC Release No. IC-9785, May 31, 1977 (“Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities”) states that the concentration policy required by Section 8(b)(1)(E) of the 1940 Act does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” The Fund will implement its concentration policy with respect to investments in any private activity municipal debt securities issued by non-governmental entities in a manner consistent with SEC Release No. IC-9785.

Fundamental and Non-fundamental Investment Policies—Non-fundamental Policies

Comment 14:	Under the Names Rule Policy section, please delete the disclosure underlined below as it is not consistent with the Rule 35d-1 asset-based test.

To the extent that the Fund counts derivatives towards compliance with its 80% policy, such instruments will be valued based on their market value or fair value (determined in accordance with the Fund’s valuation procedures) or, when the adviser determines that the notional value of such instruments is a more appropriate measure of the Fund’s exposure to economic characteristics of investments that are consistent with the Fund’s 80% policy, at such notional value.

Response:	The Fund counts derivatives towards satisfaction of the 80% test in a manner consistent with the Commission’s statement that, “[i]n appropriate circumstances .... an investment company [would be permitted] to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” (Investment Company Act Release No. 24828 (January 17, 2001).

Comment 15:	Under the section Summary of 1940 Act Restrictions on Certain Activities—Issuing senior securities, delete the underlined cover disclosure and revise this and similar disclosure to comply with Rule 18f-4:

Issuing senior securities – A “senior security” is an obligation with respect to the earnings or assets of a company that takes precedence over the claims of that company’s common stock with respect to the same earnings or assets. The 1940 Act prohibits an open-end fund from issuing senior securities other than certain borrowings from a bank, but SEC staff interpretations allow a Fund to engage in certain types of transactions that otherwise might raise senior security concerns (such as short sales, buying and selling financial futures contracts and other derivative instruments and selling put and call options), provided that the Fund segregates or designates on the Fund’s books and records liquid assets, or, as permitted in accordance with SEC staff interpretations, otherwise covers the transaction with offsetting portfolio securities, in amounts sufficient to offset any liability associated with the transaction. The exception in the fundamental policy allows the Fund to operate in reliance upon these staff interpretations.

Response:	The disclosure will be revised as follows:

Issuing senior securities – A “senior security” is an obligation with respect to the earnings or assets of a company that takes precedence over the claims of that company’s common stock with respect to the same earnings or assets. The 1940 Act prohibits an open-end fund from issuing senior securities other than certain borrowings from a bank, but Rule 18f-4 provides relief from that prohibition provided that the Fund complies with its conditions. Prior to the adoption of Rule 18f-4, SEC staff interpretations allowed a Fund to engage in certain types of transactions that otherwise might raise senior security concerns (such as short sales, buying and selling financial futures contracts and other derivative instruments and selling put and call options), provided that the Fund segregates or designates on the Fund’s books and records liquid assets, or, as permitted in accordance with SEC staff interpretations, otherwise covers the transaction with offsetting portfolio securities, in amounts sufficient to offset any liability associated with the transaction. The exception in the fundamental policy allows the Fund to operate in reliance upon these staff interpretations.

Comment 16:	Under the section Summary of 1940 Act Restrictions on Certain Activities – Selling securities short, revise the underlined disclosure to be consistent with Rule 18f-4:

Selling securities short – A Fund may sell a security short by borrowing the security, then selling it to a third party. The Fund will eventually need to close out the short sale by buying the security and returning it, together with interest, to the party from whom the Fund borrowed the security. The SEC staff takes the position that, as described under “Issuing senior securities” above, a mutual fund must segregate or designate on the Fund’s books and records liquid assets with a value equal to, or otherwise cover the obligation to return, the security. The exception in the fundamental policy allows the Fund to sell securities short provided it designates liquid assets with a value equal to, or otherwise covers the obligation to return, the security.

Response:	The disclosure will be revised as follows:

Selling securities short – A Fund may sell a security short by borrowing the security, then selling it to a third party. The Fund will eventually need to close out the short sale by buying the security and returning it, together with interest, to the party from whom the Fund borrowed the security. The SEC staff takes the position that, as described under “Issuing senior securities” above, a mutual fund must comply with the requirements of Rule 18f-4 ~~segregate or designate on the Fund’s books and records liquid assets with a value equal to, or otherwise cover the obligation to return, the security~~. The exception in the fundamental policy allows the Fund to sell securities short provided it designates liquid assets with a value equal to, or otherwise covers the obligation to return, the security.

About Fund Investments

Comment 17:	Rather than deleting the following disclosure in the last paragraph under the heading Risk of Potential Governmental Regulation of Derivatives, please revise for how the Fund is complying with the new rule (Rule 18f-4):

Additionally, in October 2020, the SEC adopted new regulations governing the use of derivatives by registered investment companies. Rule 18f-4, among other things, requires funds that invest in derivative instruments beyond a specified limited amount to apply a value-at-risk-based limit to its portfolio and establish a comprehensive derivatives risk management program. A fund that uses derivative instruments in a limited amount will not be subject to the full requirements of Rule 18f-4.

Response:	The following revised version of disclosure will be added back in:

Additionally, in October 2020, the SEC adopted regulations governing the use of derivatives by registered investment companies. Rule 18f-4, among other things, requires a fund that invests in derivative instruments beyond a specified limited amount to apply a value-at-risk-based limit to their use of certain derivative instruments and establish a comprehensive derivatives risk management program. A fund that uses derivative instruments in a limited amount will not be subject to the full requirements of Rule 18f-4.

Capital Stock and Other Securities

Comment 18:	Please move all of the disclosure under the Conduct of the Trusts’ Business section to the appropriate location in the Fund’s prospectus.

Response:	The disclosure is included in the Fund’s SAI even though it does not appear to be specifically required by any item of Form N-1A. The Fund respectfully submits that the current disclosure and its placement is appropriate.

Comment 19:	Please revise the following sentence in the first paragraph under the Conduct of the Trusts’ Business – Derivative and Direct Claims of Shareholders section to add the underlined disclosure:

As used in the Declaration of Trust or Bylaws, a “direct” shareholder claim refers to (i) a claim based upon alleged violations of a shareholder’s individual rights independent of any harm to the Trust, including a shareholder’s voting rights under the Declaration of Trust or Bylaws; rights to receive a dividend payment as may be declared from time to time; rights to inspect books and records; or other similar rights personal to the shareholder and independent of any harm to the Trust; and (ii) a claim for which a direct shareholder action or derivative action (e.g., 36(b) claims) is provided under the U.S. federal securities laws.

Response:	The disclosure will be revised as follows:

As used in the Declaration of Trust or Bylaws, a “direct” shareholder claim refers to (i) a claim based upon alleged violations of a shareholder’s individual rights independent of any harm to the Trust, including a shareholder’s voting rights under the Declaration of Trust or Bylaws; rights to receive a dividend payment as may be declared from time to time; rights to inspect books and records; or other similar rights personal to the shareholder and independent of any harm to the Trust; and (ii) a claim for which a direct shareholder action is provided under the U.S. federal securities laws such as, for example, a claim under Section 36(b) of the 1940 Act.

If you have any questions, please contact either me at (212) 850-1703 or Heidi Brommer at (612) 671-2403.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Assistant Secretary
Columbia Funds Series Trust I

Exhibit A

Shareholder Fees (fees paid directly from your investment)

	Class A		Class C		Class V		Classes Adv, Inst, Inst2 and Inst3
Maximum sales charge (load) imposed on purchases (as a % of offering price)	3.00%		None		4.75%		None
Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of the original purchase price or current net asset value)	0.75	%(a)	1.00	%(b)	1.00	%(c)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class Adv	Class C	Class Inst	Class Inst2	Class Inst3	Class V
Management fees	0.46%	0.46%	0.46%	0.46%	0.46%	0.46%	0.46%
Distribution and/or service (12b-1) fees	0.20%	0.00%	0.80%	0.00%	0.00%	0.00%	0.00%
Other expenses	0.16%	0.16%	0.16%	0.16%	0.09%	0.04%	0.31%
Total annual Fund operating expenses(d)	0.82%	0.62%	1.42%	0.62%	0.55%	0.50%	0.77%
Less: Fee waivers and/or expense reimbursements(e)	(0.21%)	(0.21%)	(0.21%)	(0.21%)	(0.22%)	(0.22%)	(0.21%)
Total annual Fund operating expenses after fee waivers and/or expense reimbursements	0.61%	0.41%	1.21%	0.41%	0.33%	0.28%	0.56%

(a)	This charge is imposed on certain investments of $500,000 or more redeemed within 12 months after purchase, with certain limited exceptions.
(b)	This charge applies to redemptions within 12 months after purchase, with certain limited exceptions.
(c)

This charge is imposed on certain investments of between $1 million and $50 million redeemed within 18 months after purchase, as follows: 1.00% if redeemed within 12 months after purchase, and 0.50% if redeemed more than 12, but less than 18, months after purchase, with certain limited exceptions.

(d)

“Total annual Fund operating expenses” include acquired fund fees and expenses (expenses the Fund incurs indirectly through its investments in other investment companies) and may be higher than the ratio of expenses to average net assets shown in the Financial Highlights section of this prospectus because the ratio of expenses to average net assets does not include acquired fund fees and expenses.

(e)

Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and infrequent and/or unusual expenses) through February 29, 2024, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees (the Board). Under this agreement, the Fund’s net operating expenses, subject to applicable exclusions, will not exceed the annual rates of 0.61% for Class A, 0.41% for Class Adv, 1.21% for Class C, 0.41% for Class Inst, 0.33% for Class Inst2, 0.28% for Class Inst3 and 0.56% for Class V.